June 9, 2006

Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Bristow Group Inc.
Form 10-K for the Fiscal Year Ended March 31, 2005
Form 10-Q for the Quarterly Period Ended September 30, 2005
Form 10-Q for the Quarterly Period Ended December 31, 2005
File No. 001-31617

Dear Ms. Cvrkel:

We are responding to further comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 5, 2006 regarding the Annual Report on Form 10-K for the year ended March 31, 2005 (the “10-K”) and the Quarterly Reports for the quarterly periods ended December 31, 2005 and September 30, 2005 of Bristow Group Inc. (the “Company”). For convenience, we have retyped the Staff’s original comments verbatim and added our responses below.

Form 10-K for the Fiscal Year Ended March 31, 2005

Item 8. Consolidated Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

I-Acquisition, page 87

1.

We have reviewed your response to our prior comment number 9, but we do not believe that your response has fully addressed the concerns raised in our comment. Please tell us and disclose in the footnotes to your financial statements the nature of the option agreement which required another shareholder of Aviashelf to give you a power of attorney under which you vote the shares attributable to their ownership interest in Aviashelf. Your response should include a discussion of details of the option agreement including, but not limited to;

•	Why another shareholder has granted you their voting rights with respect to Aviashelf.

Bristow Group Inc.

2000 West Sam Houston Parkway South, Suite 1700, Houston, Texas 77042, United States

t (713) 267 7600	f (713) 267 7620	www.bristowgroup.com

•	Whether your company has exchanged anything in return for the additional voting rights, and the nature of the exchange, if applicable.
•	A discussion of any rights granted to the aforementioned shareholder under the option agreement.
•	Whether you have received other consideration, in addition to the supplemental voting rights, in connection with the option agreement.
•	Whether there is a relationship between your company and the shareholder who granted you the additional voting rights.

In addition, please tell us the nature of any of your material agreements held with the shareholder. We may have further comment upon receipt of your response.

Response: We made the following disclosure in Note 2 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal year ended March 31, 2006 filed with the SEC on June 8, 2006 (“2006 Annual Report”):

“On July 15, 2004, Bristow Aviation, through certain wholly-owned subsidiaries, acquired an interest in an operation in Russia in an arm’s-length transaction with previously unrelated parties. The acquisition included: (1) the purchase of a 48.5% interest in Aviashelf, a Russian helicopter company that owns five large twin-engine helicopters and holds a Russian helicopter air operating certificate which is required for the business to operate helicopters and fixed-wing aircraft in Russia, and (2) a voting power of attorney (and in the event such power of attorney expires or is revoked, a call option to acquire the related shares for $3,200) over shares representing a 1.6% interest in Aviashelf. In order to hold the air operator certificate, Aviashelf must be majority owned by Russian companies or Russian nationals; however, the agreements were structured to give Bristow Aviation effective control of the company through a majority voting interest. In addition, under the provisions of the shareholders’ agreement, Bristow Aviation has control over many decisions that would be expected to be made in the ordinary course of business (including entering into loans, commitments and material transaction and incurring capital expenditures). Simultaneously, through two newly formed 51%-owned companies, Bristow Aviation purchased two large twin-engine helicopters and two fixed-wing aircraft, for an aggregate purchase price of $10.7 million. With respect to all three companies, Bristow Aviation’s economic benefits in this venture are approximately 51%. In addition, Bristow Aviation has a call/put option under which it can acquire an additional 9% interest in the newly formed companies and a 8.5% interest in Aviashelf (which includes the 1.6% of shares subject to the voting power of attorney) from other shareholders for $450,000 before June 15, 2007 and thereafter in accordance with a formula based on a defined multiple of gross operating profit. Similarly, the same shareholders have a put option exercisable from June 2010 for a price equal to the greater of $450,000 or the same multiple of gross operating profit. Bristow Aviation also charges the entities $660,000 in management fees annually.”

As reflected in the expanded disclosures, the acquisition of the Russian operations included a number of elements which were evaluated by each of the parties in the context of the overall economics of the transaction. One of our objectives was to have overall control over the Russian operations, and to meet this objective, we required the power of attorney, provisions for oversight of the day to day operations and the put/call option to meet that objective. The expanded disclosures also indicate the relationships among the various parties and the rights granted under key agreements among the parties.

J - Related Parties, page 90

2.

We have reviewed your response to our prior comment number 10, but we continue to believe that your disclosures in Note J to your financial statements should be expanded to clarify your accounting treatment for your put/call agreement with the other investors of Bristow. For example, please expand Note J and/or your significant accounting policies footnote to specifically disclose the following provisions of your put/call agreement:

•	The put/call price under your agreement is based upon the amount of the original share capital invested by the other investors of Bristow plus any amounts accrued under their guaranteed return.
•

The ultimate return to the other investors of Bristow is fixed at their original share capital investment plus their guaranteed return; and therefore, the guaranteed return is accrued in both the income statement and the balance sheet as minority interest.

•	Any prepayments of the other shareholders’ guaranteed return reduce the minority interest balance carried on the balance sheet.
•	Under the put/call agreement, the other investors of Bristow would not bear any of the economic risk if the financial condition or results of operations of Bristow were to deteriorate.
•	Any other information that would further clarify your accounting and/or the details of the put/call arrangement between your company and the other investors in Bristow.

In addition, please disclose i) the guaranteed return factor(s) under the put and call provisions of your agreement and ii) the amount of guaranteed return that has not been prepaid at each balance sheet date and is therefore reported in the balance sheet as minority interest.

Response: In Note 3 to our Consolidated Financial Statements included in our 2006 Annual Report, we expanded our disclosures to add the following:

“The amount by which the Company could purchase the shares of the other investors holding 51% of the equity of Bristow Aviation is fixed under the terms of the call option, and we have reflected this amount on our consolidated balance sheets as Minority Interest. Furthermore, the call option provides a mechanism whereby the economic risk for the other investors is limited should the financial condition of Bristow deteriorate. The call option price is the nominal value of the ordinary share held by the minority shareholders (£1.0 million as of March 31, 2006) plus an annual guaranteed rate of return less any prepayments of such call option price and any dividends paid on the shares concerned. The Company can elect to pre-pay the guaranteed return element of the call option price wholly or in part without exercising the call option. No dividends have been paid. We have accrued the annual return due to the other shareholders at a rate of sterling LIBOR plus 3% (prior to May 2004, the rate was fixed at 12%) by recognizing Minority Interest expense in our consolidated statements of income, with a corresponding increase in Minority Interest on our consolidated balance sheets. Prepayments of the guaranteed return element of the call option are reflected as a reduction in Minority Interest on our consolidated balance sheets. The other investors have an option to put their shares in Bristow Aviation to the Company. The put option price is calculated in the same way as the call option price except that the guaranteed rate for the period prior to April 2004 was 10% per annum. If the put option is exercised, any pre-payments of the call option price are set off against the put option price.”

In addition to this disclosure, for each of the three years presented in our annual financial statements, we provided the amount of the prepayments made on the call option as well as the amount accrued each year for the guaranteed return and included in Minority Interest expense. For each balance sheet presented, we also disclosed the amount which would be paid under the call which has been recorded in Minority Interest on our consolidated balance sheets.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Item 1. Financial Statements

Note E - Commitments and Contingencies

Hurricanes Katrina and Rita, Page 16

3.

We have reviewed your response to our prior comment number 17 in which you explain your rationale for recognizing $2.9 million of anticipated insurance recoveries in your financial statements in the quarterly period ended September 30, 2005. Please revise the notes to your financial statements in future filings to explain your basis for your conclusion that the recovery of $2.9 million of anticipated insurance proceeds is probable and that recognition of the related gain of $0.3 million during the period is appropriate.

Response: In Note 6 to our Consolidated Financial Statements included in our 2006 Annual Report, we revised the disclosure on Hurricanes Katrina and Rita:

“Hurricanes Katrina and Rita ( As a result of Hurricanes Katrina and Rita, several of our shorebase facilities located along the U.S. Gulf Coast sustained significant hurricane damage. In particular, Hurricane Katrina caused a total loss of our Venice, Louisiana, shorebase facility, and Hurricane Rita severely damaged the Creole, Louisiana, base and flooded the Intracoastal City, Louisiana, base. Based on estimates of the losses, discussions with our property insurers and analysis of the terms of our property insurance policies, we believe that it is probable that we will receive a total of $2.8 million in insurance recoveries ($1.3 million has been received thus far). Therefore, we recorded a $0.2 million net gain ($2.8 million in probable insurance recoveries offset by $2.6 million of involuntary conversion losses) during fiscal year 2006 related to property damage to these facilities. We reopened our Intracoastal City, Louisiana, base in December 2005, our Venice, Louisiana, base in March 2006 and our Creole, Louisiana, base in April 2006.”

Please note that our estimated gain was revised from $0.3 million to $0.2 million subsequent to the filing of the Form 10-Q for the Quarterly Period ended December 31, 2005. We do not believe that revised estimate resulted in a material change to the amounts previously reported.

Form 10-Q for the Quarterly Period Ended December 31, 2005

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 47

4.

We have reviewed your response to our prior comment number 19, but we do not believe that your response has fully addressed the concerns raised in our comment. Due to the material impact to net income which resulted from the reversal of your income tax contingency reserves, please discuss i) the amount of the income tax contingency reserves that were reversed, ii) the factors which contributed to the reversal of these income tax reserves, and iii) the timing of the reversal of these tax reserves in MD&A in future filings.

Response: In the 2006 Annual Report, we expanded the discussion in MD&A under “Results of Operations ? Fiscal Year 2006 compared to Fiscal Year 2005 ? Taxes” as follows:

“The variance between the U. S. federal statutory rate and the effective rate for these periods was due primarily to the impact of the reversals of reserves for tax contingencies of $11.4 million and $3.7 million in fiscal years 2006 and 2005, respectively, as a result of our evaluation of the need for such reserves in light of the expiration of the related statutes of limitations in these years. Similar reversals of reserves are expected to occur in the next year, but to a more limited extent.”

Furthermore, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to answering any questions you may have on our responses and providing you with any additional information that you may require. Please feel free to contact me by phone at (713) 267-7602 or by fax at (713) 267-7620.

Sincerely,

Bristow Group Inc.

/s/ Perry L. Elders

Perry L. Elders

Executive Vice President and Chief Financial Officer

cc: Elizabeth D. Brumley, Vice President and Chief Accounting Officer

Michael T. Merkel, KPMG LLP
Jeffrey Sears, Securities and Exchange Commission

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